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                             April 21, 2023

       Lim Chwee Poh
       Chief Executive Officer
       JBDI Holdings Limited
       34 Gul Crescent
       Singapore 629538

                                                        Re: JBDI Holdings
Limited
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted April 10,
2023
                                                            CIK No. 0001964314

       Dear Lim Chwee Poh:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 submitted April 10, 2023

       Business
       Our Services
       Wastewater treatment services, page 69

   1. We note your response to comment 1. Please clarify whether you own or lease the wastewater treatment
plant, and revise the real property section on page 73 accordingly.
                                                        Also, file the lease
agreement as an exhibit to this registration statement.
       Related Party Transactions, page 106

   2. We note your response to comment 2. Please revise to identify the related party associated with the
$15,000 for accounting services charges.
 Lim Chwee Poh
JBDI Holdings Limited
April 21, 2023
Page 2

        You may contact Dale Welcome at (202) 551-3865 or Melissa Gilmore at
(202) 551-
3777 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-
3754 with any other questions.



                                                          Sincerely,
FirstName LastNameLim Chwee Poh
                                                          Division of
Corporation Finance
Comapany NameJBDI Holdings Limited
                                                          Office of
Manufacturing
April 21, 2023 Page 2
cc:       Henry F. Schlueter, Esq.
FirstName LastName